May 30, 2025

Kevin Ryan
Chief Financial Officer
Better Home & Finance Holding Co
1 World Trade Center
285 Fulton Street, 80th Floor, Suite A
New York, New York 10007

        Re: Better Home & Finance Holding Co
            Registration Statement on Form S-3
            Filed May 16, 2025
            File No. 333-287335
Dear Kevin Ryan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Bryan K. Brown, Esq.